Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
November 8, 2010
VIA EDGAR
Keith A. Gregory
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     APP WD: Medley Capital BDC, LLC, et al., File No. 812-13837
Dear Mr. Gregory:
On behalf of the applicants identified above, we request that the application in the above-referenced matter filed on November 4, 2010 be withdrawn. The application was filed in error under Form 40-APP and was re-filed on November 5, 2010 under File No. 812-13787 under Form 40-APP/A.
Thank you for your attention to this matter. Any questions regarding this request should be directed to the undersigned at (212) 468-8179.

Sincerely,
By	/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Mary Kay Frech Michael W. Mundt Courtney S. Thornton